Filed by TALX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465
The following e-mail was sent to the TALX board of directors and all TALX employees on March 14, 2007. The stock example and transcript of the video referred to in the TALXnet links included in this e-mail (items (3) and (5)) are attached to this filing as Appendix A and Appendix B, respectively.
Hello everyone. I know every TALX employee is interested in receiving an update on the Equifax transaction. By the TALX clock, February 15 seems like a long, long time ago. However, the wheels of transactions like this do take some time to get into motion.
Below are the latest highlights and links to additional information:
1)	Our legal team has been very busy collecting all of the required information so that we can file with the FTC. Because of the size of our transaction, these Hart-Scott-Rodino filings to the FTC are required by law. These filings were made on March 6.

2)	During the week of February 26, Bill Canfield and Keith Graves along with Rick Smith, CEO, and Lee Adrean, CFO, from Equifax were very busy with the investment community with one-on-one meetings and an investment conference sponsored by Robert W. Baird & Co. These investor meetings will continue over the next few months to keep investors informed and answer questions.

3)	As many of us have seen, the past two weeks produced a lot of activity in the stock market. Certainly there was a lot of movement in the market as the U.S. market reacted to the global market and both TALX and Equifax stock were caught up in the swings.

Many TALX employees are also stockholders and you may be trying to determine a little more exactly how the exchange will work for you. The TALXnet link below will take you to a concise explanation of the exchange provisions of the Equifax offer which has been added to the FAQs. There is an example available at this link that will help you understand the impact on your TALX stock holdings and options available to you.

http://talxnet/C4/EquifaxExchange

4)	Just this week, Equifax was named to Fortune’s Most Admired Companies. This annual recognition by Fortune magazine is developed through surveys. The following is a brief description of the process:
a.	Fortune’s Most Admired list is the definitive report card on corporate reputations. The Hay Group started with the FORTUNE 1,000 and the top foreign ones operating in the U.S. Executives, directors, and analysts were asked to rate companies in their own industry on eight criteria, from investment value to social responsibility. Only the best are listed as most admired; a company’s score must rank in the top half of its industry survey.
5)	The link for TALXnet below will take you to a short video which will give you more information about Equifax and the value of Equifax services to both businesses and individuals.

http://talxnet/C5/Multimedia

6)	Within the next week or so we will have some initial meetings to discuss key areas of bringing our two companies together. No action will be taken as a result because we are still separate organizations and we have lots to do to complete our current year and kick-off the new fiscal year in typical strong TALX style.
7)	There have been no changes to the projected time for closing. As this date becomes better defined, you will receive an update.
If you do have additional questions or feel additional information would be helpful, please contact me.
Thanks,
Mike
Additional Information and Where to Find It
     In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com). Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
     Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Appendix A

Q:	As a TALX shareholder, what will I be entitled to receive in the merger?

A:	If the merger is completed, for each share of TALX common stock that you own, you will have the right to elect to receive either 0.861 shares of Equifax common stock, or $35.50 in cash, without interest. However, under the merger agreement, Equifax and TALX have agreed that, regardless of the elections made by TALX shareholders, 75% of the outstanding shares of TALX common stock will be converted into shares of Equifax common stock, and the remaining 25% of the shares will be converted into cash. Therefore, the cash and stock elections that you make will be subject to proration to preserve this requirement. As a result, you could receive cash or shares of Equifax stock for greater or fewer TALX shares than you specify in your election.

As an example, assume you own 100 shares of TALX stock and you elect to receive Equifax stock for 75% of the shares and cash for 25% of the shares. Using the value of Equifax stock on February 28, 2007 of $38.68, the value of your shares after the merger would be as follows:

75% exchanged for stock:
# of TALX shares exchanged for Equifax stock	75	shares
Exchange ratio per merger agreement	0.861

# of Equifax shares received	64	shares (rounded down)
Value of Equifax stock at 2/28/07	$38.68

Value of stock received as of 2/28/07	$2,475.52

Assumed value per share of TALX stock	$33.26

25% exchanged for cash
# of TALX shares exchanged for Equifax stock	25.00	shares
Fractional shares from 0.861 conversion above	0.575	shares

Total shares exchanged for cash	25.575
Cash price per share per merger agreement	$35.50

Cash consideration received	$907.91

Assumed value per share of TALX stock	$35.50

Total value received	$3,383.43

Assumed value per share of TALX stock	$33.83

As you can see per the above example, when Equifax stock is trading at a level under $41.23 ($35.50/0.861), the component of consideration that you receive in Equifax stock will have a value less than $35.50. In the above case, the stock consideration equates to $33.26 per TALX share, the cash component remains fixed at $35.50 and the total blended consideration is $33.83.

Appendix B
We live in a world powered by information—information that keeps the wheels of commerce turning, and makes our lives easier.
But information is only as good as the intelligence it provides. And it can be extremely vulnerable, threatened by fraud, identity theft, the illegal manipulation of funds.
Now more than ever, obtaining accurate information is critical.
One company stands ready to help. A company that arms businesses and consumers with the vital information they need to survive and thrive in the information age.
That company is Equifax.
For more than a century, the world has trusted Equifax to make sense out of a sea of information. Information that businesses need to make the right decisions, right now. Information that empowers businesses, helping them find and evaluate new customers. Information that could even help government combat terror.
At the same time, Equifax consumer solutions help individuals and families control their finances, their hopes and their dreams. From easily obtainable personal credit reports to facilitating instant credit approvals and pre-approved mortgage loans, to identity theft protection, Equifax is there. With the highest standards of integrity, trust, and privacy.
It’s who we are. It’s in our DNA.
No one does a better job of turning information into intelligence. That’s why the world is turning to Equifax.
Equifax. Information that empowers.